PL CAPITAL, LLC

May 3, 2005

Dear Astoria Federal ESOP Participant:

As a participant in Astoria’s ESOP, you are likely a shareholder in Astoria Financial and have a right to have your vote counted in connection with the upcoming Annual Meeting. Our firm, PL Capital, is also an Astoria shareholder. We are writing to ask you to defeat Proposal No. 2, the 2005 Stock Incentive Plan. As noted in the proxy statement, the 2005 Stock Incentive Plan is an attempt to grant up to 5.25 million shares of Astoria, worth $140 million at today’s market price, to officers and employees of Astoria. While this may sound attractive to you, historically only a very small number and percentage of officers and employees have actually benefited from prior benefit plans, excluding the ESOP (because as noted on page 29 in the 2005 proxy statement, “In the past, the administrative committee has granted stock options under previous plans only to senior officers of AFC and the Association who the administrative committee believes are most able to impact the performance of AFC and the Association. In 2004, this group included 68 people.”). Only 68 people, out of approximately 2,000 employees of Astoria!

Looking at the 2005 Stock Incentive Plan from your viewpoint as a shareholder, we believe that it is in your best interests to vote NO on this plan. As a shareholder, the cost of this plan will be borne by you, us and all other shareholders. It is a transfer of $140 million (at today’s price) of wealth from you, us and all other Astoria shareholders, to the chosen recipients who receive this benefit.

We are not privy to the mechanics of how you vote your ESOP shares, but we trust that Astoria management and the ESOP trustee have provided a secure voting system whereby your vote is kept strictly confidential.

Please feel to contact us at the numbers and email addresses noted below if you have any questions, comments or concerns. Your vote is important. Please vote NO on Proposal No. 2. Please also see our recent letter to institutional shareholders attached.

Sincerely,

Richard Lashley, Principal	John Palmer, Principal
PL Capital, LLC	PL Capital, LLC
466 Southern Blvd	20 East Jefferson Avenue
Adams Bldg	Suite 22
Chatham, NJ 07928	Naperville, IL 60540
973-360-1666	630-848-1340
###-##-#### (fax)	630-848-1342 (fax)
bankfund@aol.com	palmersail@aol.com

PL CAPITAL, LLC

Dear Fellow Astoria Financial Shareholder:

We noted in recent filings that your firm is a significant beneficial owner of Astoria Financial (NYSE: AF). Our firm beneficially owns 766,950 shares as of April 27, 2005. We are urgently seeking your assistance to defeat Astoria’s attempt to award themselves up to 5.25 million shares of Astoria stock, as detailed in Proposal No. 2 in Astoria’s April 11, 2005 proxy statement. At the current market price of $26.50, shareholders will suffer dilution of up to $140 million if the plan is approved.

In our opinion, whether you approve of Astoria’s performance or management’s qualifications, this proposal should be defeated. This is simply a case of excessive and unnecessary shareholder dilution for a management team that is already more than adequately compensated. Previous plans have been very generous and there are already significant options and shares available today.

Astoria management, directors and employees have already been handsomely rewarded since Astoria went public in 1993, as detailed below. It is important to understand that the existing management team has had minimal turnover or change. The primary beneficiaries of these plans have been the same small and consistent senior management group (for example, see discussion of Mr. Engelke’s benefits later in this letter). Below is a table summarizing the plans and benefits to date (Note: All share and per share amounts in this letter are restated to reflect the various stock splits since 1993):

TABLE 1 TOTAL ESTIMATED POTENTIAL VALUE OF EXISTING PLANS-- WITHOUT THE 2005 PLAN
PLAN(1)	YEAR	OPTIONS/SHARES AVAILABLE(1)(4)	CURRENT ESTIMATED VALUE @$26.50 (in mil $'s)(3)	POTENTIAL ESTIMATED VALUE @$35.00 (in mil $'s)(3)
Remaining ESOP Plan-Allocated	2004	4,482,018	$119	$157

Remaining ESOP Plan-Unallocated (2)	2004	6,802,146	147	205

2003 Stock Option Plan	2003	4,875,000(5)	3	45

1999 Officers Option Plan	1999	7,500,000	84	148

1996 Officers Option Plan	1996	2,850,000	31	56

1993 Incentive Option Plan	1993	6,210,282	139	192

1993 RRP	1993	3,967,500	105	139

OFFICER/EMPLOYEE
TOTALS		36,686,946	$628	$942

Directors Option Plans (1993,
1996,1999)		2,609,000	40	62

OFFICER/EMPLOYEE
& DIRECTOR TOTALS		39,295,946	$668	$1,004

(1) Source: Astoria Financial proxy statement or Annual Report, by applicable year
(2) Value is net of $34 mil ESOP loan

(3) Option values calculated using average grant prices for each plan (per Annual Reports/proxy statements by year) and AF market price as of April 27, 2005=$26.50; Assumes options are still held, or if exercised, the stock is still held; also assumes no options were forfeited or ungranted
(4) All share/option amounts and prices have been adjusted for all stock splits since 1993
(5) Includes 1.487 mil options ungranted at March 2005 (no value is assigned to these ungranted options @$26.50; an additional $13 mil is added to the Value at $35.00 column assuming the 1.487 mil options are granted at current market price of $26.50)

In the aggregate, these plans have made available to Astoria’s management, directors and employees 39.3 million shares (see Table 1). That amount represents 36% of the current outstanding shares of Astoria and 50% of the original number of shares issued in 1993 (additional shares were issued as part of the LISB, Greater NY and other mergers since 1993).

Even if the 2005 Stock Incentive Plan is not approved, the existing plans already provide for potential value of up to $550 million. Why does Astoria need yet another plan when up to $550 million of potential future value is already available?

TABLE 2 POTENTIAL FUTURE VALUE OF THE EXISTING PLANS-WITHOUT THE 2005 PLAN
PLAN(1)	YEAR	OPTIONS/SHARES AVAILABLE FOR GRANT OR STILL ACCRUING VALUE(1)(4)	CURRENT ESTIMATED VALUE @$26.50 (in mil $'s)(3)	POTENTIAL ESTIMATED VALUE @$35.00 (in mil $'s)(3)
Remaining ESOP Plan-Allocated	2004	4,482,018	$119	$157

Remaining ESOP Plan-Unallocated (2)	2004	6,802,146	147	204

2003 Stock Option Plan-Ungranted
Options (5)	2004	1,487, 000	0	13

1993-1999 Director Stock Option
Plans-Ungranted Options	2004	183,000	0	2

Remaining Outstanding Exercisable
Options-All Plans (Avg. Exer	1993-	4,182,633	49	84
Price=$14.85)	2004

Remaining Outstanding Unexercisable
Options-All Plans (Avg. Exer	1993-	6,739,500	33	90
Price=$21.61)	2004

OFFICER/EMPLOYEE & DIRECTOR
TOTALS		23,876,297	$348	$550

(1) Source: Astoria Financial proxy statements or Annual Reports, by applicable year
(2) Value is net of $34 mil ESOP loan
(3) Option values calculated using AF market price as of April 27, 2005=$26.50;
(4) All share/option amounts and prices have been adjusted for all stock splits since 1993;
(5) Assumes the ungranted options are granted at the current market price of $26.50

Over the past 12 years, Astoria has already provided significant numbers of options (see Table 1):

•	20.2 million at an average exercise price of $13.66:
o	Represents 18% of Astoria’s current shares outstanding;
o	Many of these options have already been exercised, realizing significant value for their holders;
o	There are still 10.922 million options outstanding at December 31, 2004, at an average exercise price of $19.02:
•	Represents 10% of Astoria’s current shares outstanding;
•	Includes 4.2 million exercisable options, at an average exercise price of $14.85;

•	Includes 6.7 million currently unexercisable options, at an average exercise price of $21.61:
•	The unexercisable options will vest over time or in a change in control;
•	The holders of these currently unexercisable options have a significant incentive to stay at Astoria and shareholders should not need to provide additional compensation to “get them to stay”;
•	If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, the existing outstanding 10.922 million options would have a value of $174 million;
•	Plus, there is still an additional 1.67 million options available to be granted without approving the 2005 Stock Incentive Plan (an additional dilution of 1.5%)

Clearly, in our view, the existing benefit packages are already generous enough, not just in the aggregate, but for individual executives as well. For example, CEO George Engelke was paid $1.0 million in salary and a $1.05 million bonus in 2004. Under the 1993 RRP Plan, Mr. Engelke was given 793,500 shares, at no cost to him, which to the extent still held, have a current market value of $21 million. Since 1993, Mr. Engelke has also been granted 4.087 million options at an average exercise price of $13.24, which to the extent still held, would have been worth $54 million at the current market price. He has exercised 1.428 million shares which had a realized value of $19.4 million (as of the date exercised). He still holds 2.637 million unexercised options with a total unrealized value of $22 million as of December 31, 2004. If Astoria were to be taken over (or if the trading price rose over time) to $35.00/share, his existing outstanding 2.637 million options would have a value of $44 million. How much more incentive does he need to perform for shareholders?

Since our firm’s inception, we have never engaged in a campaign to defeat a compensation and benefits proposal, but in this instance we feel it is imperative to defeat Proposal No. 2. When previous and existing plans are considered, there is absolutely no need for this plan. Astoria is not a rapidly growing company that has significant management turnover or a need to attract new talent. If shareholders approve this plan, we are serially rewarding the same people for doing the same job they did 5, 10 and 15 years ago.

We also believe that your firm may utilize ISS or Glass Lewis with regard to proxy voting. While we have not yet had a chance to meet with either firm, we implore you to vote AGAINST Proposal No. 2, regardless of those firms’ ultimate recommendations. The compensation models used by these firms do not appear to incorporate ESOP plans at all, while for RRP plans and option grants they rely heavily on the past few year’s grants. We think it is more appropriate to look at Astoria’s cumulative benefit grants and potential upside imbedded in all of the existing plans (up to $1.0 billion-see Table 1), not just the past few years awards. Also, if Astoria were to be taken over, the existing plans would unleash tremendous value for Astoria’s management and employees, without the 2005 Incentive Stock Plan.

You may also recall that ISS recommended supporting a shareholder proposal containing corporate governance changes in connection with the 2001 Annual Meeting of Astoria, which passed with over 60% of the vote. Despite the fact that the shareholder proposal passed, Astoria’s management and board failed to implement any of the recommended shareholder friendly corporate governance changes. In our opinion, this was unacceptable. Fortunately, we now have a proposal that is dependent upon shareholder approval. The 2005 proxy states that Astoria will drop the 2005 Stock Incentive Plan if it is not approved by shareholders. This is our collective opportunity to have our wishes heard.

Astoria also recently sent out a letter to shareholders (May 2, 2005) which claims Astoria stock has “been superior” to the indexes. They cite the S&P 400 Midcap, S&P 500 and Dow Jones Industrial Average indexes. As banking industry investors, we think a more relevant comparison is to their own industry and peers, particularly since Astoria went public at a time when thrift valuations were depressed after the RTC crisis. As the following table shows, since it went public in 1993, Astoria’s stock has been an average thrift industry performer, basically in line with the overall SNL Securities Thrift Index, and well behind twocomparable New York competitors that were public in 1993 and are still independent today, NY Community Bancorp (NYB) and North Fork Bancorp (NFB). We call that “inferior” performance not “superior.”

Company or Index:	% Price Increase (since AF went public in Nov. 1993)
Astoria Financial (AF)	531%

SNL Thrift Index	481

NY Community Bancorp (NYB)	831

North Fork Bancorp (NFB)	939

Source: SNL Securities

Please vote AGAINST Proposal No. 2. If you have already voted, you have every legal right to change your vote. Please contact your bank or broker and instruct him/her to vote AGAINST Proposal No. 2. If you still have a copy of the Voting Instruction Form, you can change your vote by calling the toll-free number located on the form or by following the internet instructions. If you have any questions on how to vote your shares or how to change your vote, please contact your bank or broker. For any other questions, please call D.F. King & Co., Inc. at 888-628-8208.

Please also feel free to contact either one of us at the contact numbers and addresses noted below. We need your vote AGAINST Proposal No. 2.

Sincerely,

Richard Lashley, Principal	John Palmer, Principal
PL Capital, LLC	PL Capital, LLC
466 Southern Blvd	20 East Jefferson Avenue
Adams Bldg	Suite 22
Chatham, NJ 07928	Naperville, IL 60540
973-360-1666	630-848-1340
###-##-#### (fax)	630-848-1342 (fax)
bankfund@aol.com	palmersail@aol.com

Appendix

Summary of Plans Included in Tables 1 and 2 (Source: Astoria Annual Reports and Proxy Statements):

•	1993 Recognition and Retention Plan (RRP):
o	Five percent of the IPO stock was given for free to management, directors and employees:
•	3.967 million shares (current value of $105 million at $26.50/share, to the extent still held);

•	Employee Stock Ownership Plan (ESOP):
o	11.284 million shares with a current market value of $265 million*, including over 6.8 million unallocated shares with a current market value of $145 million*;
o	The ESOP has a potential future value of $362 million* if Astoria was to be taken over at $35.00/share, since all unallocated shares would immediately vest in a change in control;
o	Even if Astoria is not the subject of a change in control, the unallocated shares are being allocated over time (an average of over 400,000 shares per annum for the past 3 years)

(*share totals as of 12/31/04; all $ amounts are net of $34 million ESOP loan)

•	1993 Incentive Option Plan:
o	6.21 million options, approximately eight percent of the original IPO offering;
o	The vast majority of these shares were granted in 1993 at an exercise price of $4.17/share

•	1993 Directors Option Plan:
o	1.724 million options, approximately two percent of the original IPO offering;
o	The vast majority of these shares were granted in 1993 at an exercise price of $4.17/share

•	1996 Officer Option Plan:
o	2.85 million options;
o	The vast majority of these shares were granted at an average exercise price of approximately $15.48

•	1996 Directors Option Plan:
o	360 thousand options

•	1999 Officer Option Plan:
o	7.50 million options;
o	The vast majority of these shares were granted at an average exercise price of approximately $15.33

•	1999 Directors Option Plan:
o	525 thousand options;
o	As of 3/25/05 there are still 183,000 options available to be granted

•	2003 Stock Option Plan:
o	4.875 million options;
o	The vast majority of the shares granted to date were at an average exercise price of approximately $25.64;
o	As of 3/25/05 there are still 1.487 million options available to be granted

•	Astoria Federal Pension Plan:
Despite having significant ESOP, RRP, stock option and 401(k) plans, Astoria also has a non-contributory defined benefit pension plan; many other converted thrifts freeze or terminate their legacy defined benefit pension plans once they go public